Exhibit 99.1

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Files 2025 Annual Report on Form 20-F

DUBAI, UAE, April 30, 2026 -- AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, (the “Company”) (Nasdaq: AHMA), a United Arab Emirates-based MICE (meetings, incentives, conferences, and exhibitions) and tourism services provider, today announced that the Company has filed its annual report on Form 20-F for the full year ended December 31, 2025 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report is available on the Company’s investor relations website at https://ir.ambitions.ae and on the SEC’s website at www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders upon written request. Requests should be directed to Investor Relations, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, 630 Business Village Block BPort Saeed Deira, Dubai, United Arab Emirates.

About AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

As a UAE-based MICE and tourism services provider, the Company serves a global client base by delivering expert event management and seamless, one-stop travel solutions. Guided by an experienced management team and supported by partnerships across the tourism and hospitality industries in the Middle East, Europe, Africa, and the Americas, the Company executes large-scale events for clients from diverse sectors. Additionally, the Company manages bespoke travel experiences, providing a one-stop guided tour service that streamlines travel across the UAE and its neighboring countries, as well as to other global destinations.

For more information, please visit https://ir.ambitions.ae.

For investor and media inquiries, please contact:

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Investor Relations
Email: Ambitions@thepiacentegroup.com

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Ambitions@thepiacentegroup.com

Jenny Cai
Tel: +86-10-6508-0677
Email: Ambitions@thepiacentegroup.com